APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Bar at 66 Greenpoint LLC
Profit and Loss
January - December 2021

	Total	
Income		
Sales of Product Income		20.00
Total Income	**$**	**20.00**
Gross Profit	**$**	**20.00**
Expenses		
Bank Charges & Fees		2,688.62
Contractors		35,990.00
Job Supplies		33,950.88
Meals & Entertainment		20.00
Office Supplies & Software		2,335.39
Other Business Expenses		107.93
Rent & Lease		45,500.00
Taxes & Licenses		5,524.65
Total Expenses	**$**	**126,117.47**
Net Operating Income	**-$**	**126,097.47**
Other Expenses		
Other Miscellaneous Expense		0.07
Owner's Pay & Personal Expenses		4,000.00
Total Other Expenses	**$**	**4,000.07**
Net Other Income	**-$**	**4,000.07**
Net Income	**-$**	**130,097.54**

Thursday, Dec 14, 2023 09:23:34 AM GMT-8 - Accrual Basis

Bar at 66 Greenpoint LLC
Balance Sheet
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts		
BUS COMPLETE CHK		-260.54
FSFCU Business Checking		700.00
TD BUSINESS SIMPLE CHECKING		-1,845.79
TD Personal Checking		-14.43
Total Bank Accounts	-$	**1,420.76**
Total Current Assets	-$	**1,420.76**
TOTAL ASSETS	-$	**1,420.76**
LIABILITIES AND EQUITY		
Liabilities		
Total Liabilities		
Equity		
		10,000.00
		2,000.00
		7,000.00
Ibraheem Abdul-Malik		92,757.00
		7,850.00
Opening Balance Equity		9,296.03
Retained Earnings		-226.25
Net Income		-130,097.54
Total Equity	-$	**1,420.76**
TOTAL LIABILITIES AND EQUITY	-$	**1,420.76**

Thursday, Dec 14, 2023 09:21:46 AM GMT-8 - Cash Basis

Bar at 66 Greenpoint LLC
Statement of Cash Flows
January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		-130,097.54
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities	-$	**130,097.54**
FINANCING ACTIVITIES		
		10,000.00
		2,000.00
		7,000.00
Ibraheem Abdul-Malik		92,757.00
		7,850.00
Opening Balance Equity		9,296.03
Net cash provided by financing activities	$	**128,903.03**
Net cash increase for period	-$	**1,194.51**
Cash at beginning of period		-226.25
Cash at end of period	-$	**1,420.76**

Bar at 66 Greenpoint LLC
Profit and Loss
January - December 2022

	Total			
Income				
Clover Discounts Given	-8,902.37			
Clover Refunds	-295.08			
Clover Sales	222,450.40			
Clover Suspense	-398.10			
Sales of Product Income	192.00			
Stripe sales	156.00			
Uncategorized Income	35.34			
Total Income	$ 213,238.19			
Gross Profit	$ 213,238.19			
Expenses				
Advertising & Marketing	67.57			
Bank Charges & Fees	11,336.97			
Contractors	111,617.80			
Job Supplies	131,587.16			
Meals & Entertainment	13,140.64			
NY State Department of Taxation and Finance Late Fees	4,505.73			
Office Supplies & Software	8,070.36			
Other Business Expenses	9,346.92			
Payroll Expenses	16,897.47			
Taxes	5,186.92			
Wages	18,125.09			
Total Payroll Expenses	$ 40,209.48			
Reimbursable Expenses	1,550.00			
Rent & Lease	139,176.75			
Stripe fees (deleted)	5.74			
Taxes & Licenses	5,279.84			
Travel	6,654.57			
Uncategorized Expense	787.01			
Utilities	1,715.55			
Total Expenses	$ 485,052.09			
Net Operating Income	-$ 271,813.90			
Other Expenses				
Other Miscellaneous Expense	1,652.40			
Total Other Expenses	$ 1,652.40			
Net Other Income	-$ 1,652.40			
Net Income	-$ 273,466.30			

Thursday, Dec 14, 2023 09:23:08 AM GMT-8 - Accrual Basis

Bar at 66 Greenpoint LLC
Balance Sheet
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Bank Accounts		
BUS COMPLETE CHK		-110,589.66
FSFCU Business Checking		700.00
PayPal Bank		77.92
PayPal Bank account (required for Synder) (deleted)		10.81
TD BUSINESS SIMPLE CHECKING		710.17
TD BUSINESS SIMPLE CHECKING		341.05
TD BUSINESS SIMPLE CHECKING		-74,053.91
TD Personal Checking		3,028.58
Total Bank Accounts	-$	**179,775.04**
Other Current Assets		
Uncategorized Asset		29,391.38
Undeposited Funds		213,819.10
Total Other Current Assets	$	**243,210.48**
Total Current Assets	$	**63,435.44**
TOTAL ASSETS	$	**63,435.44**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
CREDITCARD		12.79
Total Credit Cards	$	**12.79**
Other Current Liabilities		
		15,500.00
Clover Tips		32,126.54
Direct Deposit Payable		0.00
New York Department of Taxation and Finance Payable		0.00
Out Of Scope Agency Payable		0.00
Payroll Liabilities		
Federal Taxes (941/944)		-54.66
Federal Unemployment (940)		108.74
NYS Employment Taxes		220.98
NYS Income Tax		58.28
Total Payroll Liabilities	$	**333.34**
Total Other Current Liabilities	$	**47,959.88**
Total Current Liabilities	$	**47,972.67**
Total Liabilities	$	**47,972.67**

Equity

		10,000.00
		2,000.00
		7,000.00
Ibraheem Abdul-Malik		164,396.41
		47,250.00
Opening Balance Equity		18,380.83
Retained Earnings		-130,323.79
Net Income		-103,240.68
Total Equity	$	**15,462.77**
TOTAL LIABILITIES AND EQUITY	$	**63,435.44**

Bar at 66 Greenpoint LLC
Statement of Cash Flows
January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-103,240.68
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Uncategorized Asset	-29,391.38
CREDITCARD	12.79
	15,500.00
Clover Tips	32,126.54
Direct Deposit Payable	0.00
New York Department of Taxation and Finance Payable	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	-54.66
Payroll Liabilities:Federal Unemployment (940)	108.74
Payroll Liabilities:NYS Employment Taxes	220.98
Payroll Liabilities:NYS Income Tax	58.28
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 18,581.29**
Net cash provided by operating activities	**-$ 84,659.39**
FINANCING ACTIVITIES	
Ibraheem Abdul-Malik	71,639.41
	39,400.00
Opening Balance Equity	9,084.80
Net cash provided by financing activities	**$ 120,124.21**
Net cash increase for period	**$ 35,464.82**
Cash at beginning of period	-1,420.76
Cash at end of period	**$ 34,044.06**

I, Ibraheem Abdul Malik, certify that:

1. The financial statements of Bar at 66 Greenpoint LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Bar at 66 Greenpoint LLC included in this Form reflects accurately the information reported on the tax return for Bar at 66 Greenpoint LLC for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature   *Ibraheem Abdul-Malik*

Name: Ibraheem Abdul-Malik

Title: Owner